September 23, 2024

Kelli Holz
Chief Financial Officer
WaFD Inc.
425 Pike Street
Seattle, Washington 98101

       Re: WaFD Inc.
           Form 10-K for Fiscal Year Ended September 30, 2023
           Form 8-K filed July 17, 2024
           File No. 001-34654
Dear Kelli Holz:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K, filed July 17, 2024
Exhibit 99.1, page 12

1.     We note your presentation of    tangible shareholders    equity +
allowance for credit losses
       to tangible assets    in your earnings releases presented in Exhibit
99.1 to your Form 8-K.
       This measure appears to represent an individually tailored accounting measure given that the adjustment to include the allowance for credit losses has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP.
       Therefore, please remove the presentation of this non-GAAP measure from your future filings. Refer to Question 100.04 of the Division of Corporation Finance s Compliance
       & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of
       Regulation G.
Form 10-K for Fiscal Year Ended September 30, 2023
Lending Activities, page 7

2. We note the tabular presentation of gross loans by category. Given the significance of the commercial real estate ("CRE") loan portfolio, please revise your disclosures in future
 September 23, 2024
Page 2

       filings to further disaggregate the composition of your CRE loan portfolio by separately presenting the components of the portfolio by borrower type (e.g., by office, hotel, etc.).
       Revise your disclosure in future filings to clarify the extent that your CRE are owner-
       occupied and non-owner occupied. We also note that you separately present your loans receivable by geography in your annual report, but you do not present similar disclosure in your quarterly reports for the periods ended December 31, 2023, March 31, 2024, and
       June 30, 2024. In future filings, please revise your disclosure to presents your loans receivable by geography.
Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk, page 56

3. We note your disclosure that the company manages interest rate risk within guidelines established by the Board. We also note your disclosure at page 27 that your risk management framework is comprised of various processes, systems and strategies, and is designed to manage the types of risk to which you are subject to, including credit, market, liquidity, interest rate and compliance. To provide additional context for these statements, in future filings, please describe your risk management policies and how the Board of
       Directors and / or the risk management committee oversee existing and emerging risks, such as interest rate risk, liquidity and compliance. Please also revise future filings to provide a materially complete description of how your corporate governance policies and procedures seek to manage risks due to changes in, for example, the economy or regulatory framework, as well as your operational facts and circumstances.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ben Phippen at 202-551-3697 or John Spitz at 202-551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact
Madeleine Joy Mateo at 202-551-3465 or Susan Block at 202-551-3210 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance